As filed with the Securities and Exchange Commission on January 5, 2006
Registration No. 333-128397

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

NUANCE COMMUNICATIONS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3577 (Primary Standard Industrial Classification Code Number)	94-3156479 (I.R.S. Employer Identification Number)
1 Wayside Road
Burlington, MA 01803
(781) 565-5000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

James R. Arnold, Jr.
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
(781) 565-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Katharine A. Martin, Esq.
Robert Sanchez, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering.☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
SUBJECT TO COMPLETION, DATED JANUARY 5, 2006
1,544,124 SHARES
Common Stock

     The selling stockholders of Nuance Communications, Inc. (“Nuance,” “we,” or the “Company”) listed on page 15 may offer and resell up to 1,544,124 shares of Nuance common stock under this prospectus. We will not receive any proceeds from such resales by the selling stockholders. The selling stockholders acquired these shares from us pursuant to an Agreement and Plan of Merger, dated March 11, 2005, by and among Nuance, MedRemote, Inc., (“MedRemote”) a Delaware corporation, Mcgwire Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Nuance, Mcgwire LLC, a Delaware limited liability company and wholly-owned subsidiary of Nuance, Kulmeet Singh, as Stockholder Representative, and U.S. Bank National Association, as Escrow Agent, in connection with our acquisition of MedRemote. The selling stockholders (which term as used herein includes their respective pledgees, donees, transferees or other successors-in-interest) may sell these shares through public or private transactions at market prices prevailing at the time of sale or at negotiated prices. We will not receive any proceeds from the sale of the shares by the selling stockholders.
     Our common stock is listed on the Nasdaq National Market under the symbol “NUAN.” On January 4, 2006, the last reported sale price for our common stock on the Nasdaq National Market was $7.59 per share.
Investing in our common stock involves risks.
See “Risk Factors” beginning on page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR
DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is           , 2006

Page
Prospectus Summary	1
Risk Factors	4
Note Regarding Forward Looking Statements	13
Use of Proceeds	14
Dividend Policy	14
Selling Stockholders	15
Plan of Distribution	19
Legal Matters	22
Experts	22
Where You Can Find More Information	23
Information Incorporated by Reference	23
Ex-23.2 Consent of BDO Seidman, LLP
Ex-23.3 Consent of PricewaterhouseCoopers LLP
Ex-23.4 Consent of PricewaterhouseCoopers LLP
Ex-23.5 Consent of KPMG Accountants N.V.
Ex-23.6 Consent of Kost Forer Gabbay & Kasierer
Ex-23.7 Consent of Kost Forer Gabbay & Kasierer
Ex-23.8 Consent of Deloitte & Touche LLP

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY
     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information regarding our company, the common stock being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus. Unless otherwise indicated, references to “Nuance”, “we,” “our,” and us refer to Nuance Communications, Inc., formerly known as ScanSoft, Inc., and its subsidiaries.
Overview
     Nuance offers businesses and consumers market-leading speech and imaging solutions that facilitate the way people access, share, manage and use information in business and in daily life. We market and distribute our products indirectly through a global network of resellers, comprising system integrators, independent software vendors, value-added resellers, hardware vendors, telecommunications carriers and distributors; and directly to businesses and consumers through a dedicated direct sales force and our e-commerce website (www.nuance.com). The value of our solutions is best realized in vertical markets that are information and process intensive, such as healthcare, telecommunications, financial services, legal and government.
     Nuance, formerly known as ScanSoft, Inc., was incorporated in 1992 as Visioneer. In 1999, Visioneer changed its name to ScanSoft, Inc. and ticker symbol to SSFT. In September 2005, we completed our acquisition of the company formerly known as Nuance Communications, Inc. and subsequently changed our name to Nuance Communications, Inc. and our ticker symbol to “NUAN.” Our corporate headquarters and executive offices are located at 1 Wayside Road, Burlington, Massachusetts 01803. Our telephone number is 781-565-5000. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements relating to our annual meetings of stockholders, Current Reports on Form 8-K and amendments to these reports are available free of charge on our website (www.nuance.com), as well as from the SEC website at www.sec.gov.
     On October 23, 2004, our board of directors approved a change in our fiscal year end from December 31 to September 30, effective beginning September 30, 2004. All references to fiscal 2004 refer to the period beginning January 1, 2004 and ending September 30, 2004. References to fiscal 2005 refer to the period beginning October 1, 2004 and ending September 30, 2005. All references to fiscal 2003 refer to the period beginning January 1, 2003 and ending December 31, 2003.
Background
     From our founding in 1992 until December 2001, we focused exclusively on delivering imaging solutions that simplified converting and managing information as it moved from paper formats to electronic systems. On March 13, 2000, we merged with Caere Corporation, a California-based digital imaging software company, to expand our applications for document and electronic forms conversion. In December 2001, we entered the speech market through the acquisition of the Speech & Language Technology Business from Lernout & Hauspie. We believed speech solutions were a natural complement to our imaging solutions as they serve similar vertical markets with information intensive requirements. We continue to execute against our strategy of being the market leader in speech and imaging through the organic growth of our business as well as through strategic acquisitions. Since the beginning of 2003, we have completed a number of acquisitions, including:
•	On January 30, 2003, we acquired Royal Philips Electronics Speech Processing Telephony and Voice Control business units (“Philips”) to expand our solutions for speech in call centers and within automobiles and mobile devices.

•	On August 11, 2003, we acquired SpeechWorks International, Inc. (“SpeechWorks”) to broaden our speech applications for telecommunications, call centers and embedded environments as well as establish a professional services organization.

•	On December 19, 2003, we acquired LocusDialog, Inc. (“LocusDialog”) to expand our speech application portfolio with automated attendant solutions for business.

•	On June 15, 2004, we acquired Telelogue, Inc. (“Telelogue”) to enhance our automated directory assistance solutions.

•	On September 16, 2004, we acquired Brand & Groeber Communications GbR (“B&G”) to enhance our embedded speech solutions, which will make mobile phones accessible to the visually impaired using our text-to-speech technology.

•	On December 6, 2004, we acquired Rhetorical Systems, Inc. (“Rhetorical”) to complement our text-to-speech solutions and add capabilities for creating custom voices.

•	On January 21, 2005, we acquired ART Advanced Recognition Technologies, Inc. (“ART”) to expand our portfolio of embedded speech solutions, particularly for mobile devices.

•	On February 1, 2005, we acquired Phonetic Systems Ltd. (“Phonetic”) to complement our position in automated directory assistance and enterprise speech applications.

•	On May 12, 2005, we acquired MedRemote, Inc. (“MedRemote”) to enhance our medical informatics and transcription workflow solutions.

•	On September 15, 2005, we acquired the former Nuance Communications, Inc. (“Former Nuance”) to enhance our portfolio of enterprise speech solutions and expertise.

Our Strategy
     Participate Broadly In Speech. We intend to leverage our comprehensive technologies and leadership in speech to expand our opportunities in the call center, automotive, healthcare, telecommunications and mobile markets. We also intend to pursue emerging opportunities to use our speech technology within consumer devices, games and other embedded applications. To expand our position in speech, we intend to introduce new versions of our products and applications; complete new license agreements with customers and partners that will resell our technologies; and continue to make strategic acquisitions that we believe complement our existing solutions and resources in the telecommunications, automotive and electronics markets.
     Pursue Opportunities for Dictation in Healthcare. We intend to increase our investments and efforts in providing dictation solutions to the healthcare market where we believe there is a large opportunity to automate transcription processes and information workflow. We have formed a healthcare-specific sales organization to aggressively pursue sales into care provider organizations; expanded our reseller and system integrator channels within healthcare; and entered into OEM license agreements with leading healthcare IT hardware and software vendors.
     Expand Worldwide Channels. We intend to expand our global channel network and build upon our existing distribution channels, especially in Europe, Asia and Latin America. Along these lines, we have added sales employees in different geographic regions and launched programs and events to help recruit new partners for our channel network.
     Expand PDF and Imaging Solutions. We intend to enhance the value and functionality of our PDF and imaging solutions to enable enterprises to address the proliferation of PDF, the expanded use of content management systems, and the widespread adoption of networked multifunction and digital scanning devices. We intend to introduce new products or new versions of our products to take advantage of developing market opportunities. We also plan to enhance our software development toolkits so our technologies can be integrated with more third-party and OEM solutions.
     Pursue Strategic Acquisitions. We have selectively pursued strategic acquisitions to expand our technology, channel and service resources and to complement our organic growth. We intend to continue to pursue strategic acquisitions as a part of our growth strategy.

The Shares Offered in this Prospectus

Common stock offered	1,544,124 shares.

Our common stock is listed on the Nasdaq National Market under the symbol.	“NUAN”

Use of proceeds	All of the shares of common stock being offered under this prospectus are being sold by the selling stockholders or their pledges, donees, transferees or other successors in interest. Accordingly, we will not receive any proceeds from the sale of these shares.

RISK FACTORS
          You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.
Risks Related to Our Business
Our operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.
          Our revenue and operating results have fluctuated in the past and, and we expect our revenue and operating results to continue to fluctuate in the future. Given this fluctuation, we believe that quarter to quarter comparisons of our revenue and operating results are not necessarily meaningful or an accurate indicator of our future performance. As a result, our results of operations may not meet the expectations of securities analysts or investors in the future. If this occurs, the price of our stock would likely decline. Factors that contribute to fluctuations in our operating results include the following:
•	slowing sales by our distribution and fulfillment partners to their customers, which may place pressure on these partners to reduce purchases of our products;

•	volume, timing and fulfillment of customer orders;

•	rapid shifts in demand for our products given the highly cyclical nature of the retail software industry;

•	the loss of, or a significant curtailment of, purchases by any one or more of our principal customers;

•	concentration of operations with one manufacturing partner and ability to control expenses related to the manufacture, packaging and shipping of our boxed software products;

•	customers delaying their purchasing decisions in anticipation of new versions of our products;

•	customers delaying, canceling or limiting their purchases as a result of the threat or results of terrorism;

•	introduction of new products by us or our competitors;

•	seasonality in purchasing patterns of our customers, where purchases tend to slow in the fourth fiscal quarter;

•	reduction in the prices of our products in response to competition or market conditions;

•	returns and allowance charges in excess of recorded amounts;

•	timing of significant marketing and sales promotions;

•	write-offs of excess or obsolete inventory and accounts receivable that are not collectible;

•	increased expenditures incurred pursuing new product or market opportunities;

•	inability to adjust our operating expenses to compensate for shortfalls in revenue against forecast; and

•	general economic trends as they affect retail and corporate sales.
          Due to the foregoing factors, among others, our revenue and operating results are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue, and we may not be able to reduce our expenses quickly enough to respond to a shortfall in projected revenue. Therefore, our failure to meet revenue expectations could seriously harm our operating results, financial condition and cash flows.
We have grown, and may continue to grow, through acquisitions, which could dilute our existing stockholders and could involve substantial integration risks.
          As part of our business strategy, we have in the past acquired, and expect to continue to acquire, other businesses and technologies. In connection with past acquisitions, we issued a substantial number of shares of our common stock as transaction consideration. We may continue to issue equity securities for future acquisitions that would dilute our existing stockholders, perhaps significantly depending on the terms of the acquisition. We may also incur debt in connection with future acquisitions, which, if available at all, may place additional restrictions on our ability to operate our business. Furthermore, our acquisition of the speech technology operations of Lernout & Hauspie Speech Products N.V. and certain of its affiliates, including L&H Holdings USA, Inc. (collectively, L&H), our acquisition of the Speech Processing Telephony and Voice Control business units from Philips, our acquisition of SpeechWorks International, Inc., our acquisition of LocusDialog, Inc., our acquisition of Telelogue, Inc., our acquisition of Rhetorical Systems Ltd., our acquisition of ART Advanced Recognition Technologies, Inc., our acquisition of Phonetic Systems, Ltd., and our acquisition of MedRemote, Inc. required substantial integration and management efforts. Our recently completed acquisition of Former Nuance will likely pose similar, and potentially greater, challenges. Acquisitions of this nature involve a number of risks, including:
•	difficulty in transitioning and integrating the operations and personnel of the acquired businesses, including different and complex accounting and financial reporting systems;

•	potential disruption of our ongoing business and distraction of management;

•	potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of our finance, accounting and product distribution systems;

•	difficulty in incorporating acquired technology and rights into our products and technology;

•	unanticipated expenses and delays in completing acquired development projects and technology integration;

•	management of geographically remote units both in the United States and internationally;

•	impairment of relationships with partners and customers;

•	entering markets or types of businesses in which we have limited experience; and

•	potential loss of key employees of the acquired company.
          As a result of these and other risks, we may not realize anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.
Purchase accounting treatment of our acquisitions could decrease our net income in the foreseeable future, which could have a material and adverse effect on the market value of our common stock.
          Under accounting principles generally accepted in the United States of America, we have accounted for our acquisitions using the purchase method of accounting. Under purchase accounting, we record the market value of our common stock or other form of consideration issued in connection with the acquisition and the amount of direct transaction costs as the cost of acquiring the company or business. We have allocated that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trade names and acquired customer relationships based on their respective fair values. Intangible assets generally will be amortized over a five to ten year period. Goodwill is not subject to amortization but is subject to at least an annual impairment analysis, which may result in an impairment charge if the carrying value exceeds its implied fair value. As of September 30, 2005, we had identified intangible assets amounting to approximately $92.4 million and goodwill of approximately $458.3 million.
We have a history of operating losses, and we may incur losses in the future, which may require us to raise additional capital on unfavorable terms.
          We sustained recurring losses from operations in each reporting period through December 31, 2001. We reported a net loss of $5.4 million, $9.4 million and $5.5 million for fiscal years 2005, 2004 and 2003 respectively. We had an accumulated deficit of $167.2 million at September 30, 2005. If we are unable to regain profitability, the market price for our stock may decline, perhaps substantially. We cannot assure you that our revenues will grow or that we will achieve or maintain profitability in the future. If we do not achieve profitability, we may be required to raise additional capital to maintain or grow our operations. The terms of any additional capital, if available at all, may be highly dilutive to existing investors or contain other unfavorable terms, such as a high interest rate and restrictive covenants.
Historically, a small number of product areas have generated a substantial portion of our revenues.
          Sales of our dictation, document and PDF conversion products and our digital paper management products represented approximately 20%, 20% and 9%, of our revenue, respectively, for fiscal 2005 as compared to 17%, 25% and 9%, respectively, in fiscal 2004. A significant reduction in the revenue contribution in absolute dollars from these product areas could seriously harm our business, results of operations, financial condition, cash flows and stock price.
We rely on a small number of distribution and fulfillment partners, including 1450, Digital River and Ingram Micro, to distribute many of our products, and any adverse change in our relationship with such partners may adversely impact our ability to deliver products.
          Our products are sold through, and a substantial portion of our revenue is derived from, a network of over 2000 channel partners, including value-added resellers, computer superstores, consumer electronic stores, mail order houses, office superstores and eCommerce Web sites. We rely on a small number of distribution and fulfillment partners, including 1450, Digital River and Ingram Micro to serve this network of channel partners. For fiscal 2005, two distribution and fulfillment partners, Ingram Micro and Digital River, accounted for 11% and 9% of consolidated net revenues, respectively. For fiscal 2004, Ingram Micro and Digital River accounted for 14% and 8% of our consolidated total revenue, respectively. A disruption in these distribution and fulfillment partner relationships could negatively affect our ability to deliver products, and hence our results of operations in the short term. Any prolonged disruption for which we are unable to arrange alternative fulfillment capabilities could have a more sustained adverse impact on our results of operations.
A significant portion of our accounts receivable is concentrated among our largest customers, and non-payment by any of them would adversely affect our financial condition.
          Although we perform ongoing credit evaluations of our distribution and fulfillment partners’ financial condition and maintain reserves for potential credit losses, we do not require collateral or other form of security from our major customers to secure payment. While, to date, losses due to non-payment from customers have been within our expectations, we cannot assure you that instances or extent of non-payment will not increase in the future. At September 30, 2005 and 2004, no one customer represented more than 10% of our accounts receivable. If any of our significant customers were unable to pay us in a timely fashion, or if we were to experience significant credit losses in excess of our reserves, our results of operations, cash flows and financial condition would be seriously harmed.
Speech technologies may not achieve widespread acceptance by businesses, which could limit our ability to grow our speech business.
          We have invested and expect to continue to invest heavily in the acquisition, development and marketing of speech technologies. The market for speech technologies is relatively new and rapidly evolving. Our ability to increase revenue in the future depends in large measure on acceptance of speech technologies in general and our products in particular. The continued development of the market for our current and future speech solutions will also depend on the following factors:
•	consumer demand for speech-enabled applications;

•	development by third-party vendors of applications using speech technologies; and

•	continuous improvement in speech technology.
     Sales of our speech products would be harmed if the market for speech software does not continue to develop or develops more slowly than we expect, and, consequently, our business could be harmed and we may not recover the costs associated with our investment in our speech technologies.
The markets in which we operate are highly competitive and rapidly changing, and we may be unable to compete successfully.
          There are a number of companies that develop or may develop products that compete in our targeted markets. Within imaging, we compete directly with ABBYY, Adobe, I.R.I.S. and NewSoft. Within speech, we compete with AT&T, Fonix, IBM, Microsoft and Philips. In speech, some of our partners such as Avaya, Cisco, Edify, Genesys and Nortel develop and market products that can be considered substitutes for our solutions. In addition, a number of smaller companies in both speech and imaging produce technologies or products that are in some markets competitive with our solutions. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their technologies to address the needs of our prospective customers.
          The competition in these markets could adversely affect our operating results by reducing the volume of the products we license or the prices we can charge. Some of our current or potential competitors, such as Adobe, IBM and Microsoft, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do.
          Some of our customers, such as IBM and Microsoft, have developed or acquired products or technologies that compete with our products and technologies. These customers may give higher priority to the sale of these competitive products or technologies. To the extent they do so, market acceptance and penetration of our products, and therefore our revenue, may be adversely affected.
          Our success will depend substantially upon our ability to enhance our products and technologies and to develop and introduce, on a timely and cost-effective basis, new products and features that meet changing customer requirements and incorporate technological advancements. If we are unable to develop new products and enhance functionalities or technologies to adapt to these changes, or if we are unable to realize synergies among our acquired products and technologies, our business will suffer.
The failure to successfully maintain the adequacy of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial results in an accurate and timely manner.
Our management’s assessment of the effectiveness of our internal control over financial reporting, as of September 30, 2005, identified a material weakness in our internal controls related to tax accounting, primarily as a result of a lack of necessary corporate accounting resources and effective execution of certain controls designed to prevent or detect actual or potential misstatements in the tax accounts. While we intend to take remediation measures to correct this material weakness (which measures are more fully described in Item 9A of Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2005), we cannot assure you that we will not have material weaknesses or significant deficiencies in our internal controls in the future. Any failure in the effectiveness of our system of internal control over financial reporting could have a material adverse impact on our ability to report our financial results in an accurate and timely manner.

A significant portion of our revenue is derived from sales in Europe and Asia. Our results could be harmed by economic, political, regulatory and other risks associated with these and other international regions.
          Since we license our products worldwide, our business is subject to risks associated with doing business internationally. We anticipate that revenue from international operations will represent an increasing portion of our total revenue. Reported international revenues for fiscal 2005 and 2004 represented 36% and 32% of our total revenue, respectively. Most of these international revenues are generated by sales in Europe and Asia. In addition, some of our products are developed and manufactured outside the United States. A significant portion of the development and manufacturing of our speech products are completed in Belgium, and a significant portion of our imaging research and development is conducted in Hungary. In connection with the Philips acquisition, we added an additional research and development location in Germany, and in connection with the acquisitions of Locus Dialog and Former Nuance, we added an additional research and development location in Montreal, Canada. Accordingly, our future results could be harmed by a variety of factors associated with international sales and operations, including:
•	changes in a specific country’s or region’s economic conditions;

•	geopolitical turmoil, including terrorism and war;

•	trade protection measures and import or export licensing requirements imposed by the United States or by other countries;

•	compliance with foreign and domestic laws and regulations;

•	negative consequences from changes in applicable tax laws;

•	difficulties in staffing and managing operations in multiple locations in many countries;

•	difficulties in collecting trade accounts receivable in other countries; and

•	less effective protection of intellectual property.
We are exposed to fluctuations in foreign currency exchange rates.
          Because we have international subsidiaries and distributors that operate and sell our products outside the United States, we are exposed to the risk of changes in foreign currency exchange rates or declining economic conditions in these countries. In certain circumstances, we have entered into forward exchange contracts to hedge against foreign currency fluctuations on intercompany balances with our foreign subsidiaries. We use these contracts to reduce our risk associated with exchange rate movements, as the gains or losses on these contracts are intended to offset any exchange rate losses or gains on the hedged transaction. We do not engage in foreign currency speculation. Hedges are designated and documented at the inception of the hedge and are evaluated for effectiveness monthly. Forward exchange contracts hedging firm commitments qualify for hedge accounting when they are designated as a hedge of the foreign currency exposure and they are effective in minimizing such exposure. With our increased international presence in a number of geographic locations and with international revenues projected to increase in fiscal 2006, we are exposed to changes in foreign currencies including the euro, Canadian dollar, Japanese yen, Israeli New Shekel, and the Hungarian forint. Changes in the value of the euro or other foreign currencies relative to the value of the U.S. dollar could adversely affect future revenues and operating results.
If we are unable to attract and retain key personnel, our business could be harmed.
          If any of our key employees were to leave us, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any successor obtains the necessary training and experience. Our employment relationships are generally at-will and we have had key employees leave us in the past. We cannot assure you that one or more key employees will not leave us in the future. We intend to continue to hire additional highly qualified personnel, including software engineers and operational personnel, but we may not be able to attract, assimilate or retain qualified personnel in the future. Any failure to attract, integrate, motivate and retain these employees could harm our business.
Risks Related to Our Intellectual Property and Technology
Unauthorized use of our proprietary technology and intellectual property will adversely affect our business and results of operations.
          Our success and competitive position depend in large part on our ability to obtain and maintain intellectual property rights protecting our products and services. We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property and proprietary rights. Unauthorized parties may attempt to copy aspects of our products or to obtain, license, sell or otherwise use information that we regard as proprietary. Policing unauthorized use of our products is difficult and we may not be able to protect our technology from unauthorized use. Additionally, our competitors may independently develop technologies that are substantially the same or superior to ours and that do not infringe our rights. In these cases, we would be unable to prevent our competitors from selling or licensing these similar or superior technologies. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Although the source code for our proprietary software is protected both as a trade secret and as a copyrighted work, litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, regardless of the outcome, can be very expensive and can divert management efforts.
Third parties have claimed and may claim in the future that we are infringing their intellectual property, and we could be exposed to significant litigation or licensing expenses or be prevented from selling our products if such claims are successful.
          From time to time, we are subject to claims that we or our customers may be infringing or contributing to the infringement of the intellectual property rights of others. We may be unaware of intellectual property rights of others that may cover some of our technologies and products. If it appears necessary or desirable, we may seek licenses for these intellectual property rights. However, we may not be able to obtain licenses from some or all claimants, the terms of any offered licenses may not be acceptable to us, and we may not be able to resolve disputes without litigation. Any litigation regarding intellectual property is costly and time-consuming and diverts the attention of our management and key personnel from our business operations. In the event of a claim of intellectual property infringement, we may be required to enter into costly royalty or license agreements. Third parties claiming intellectual property infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to develop and sell our products.
     On August 5, 2004, Compression Labs, Inc. filed an action against us in the United States District Court for the Eastern District of Texas claiming patent infringement. Damages are sought in an unspecified amount. In the lawsuit, Compression Labs alleges that we are infringing United States Patent No. 4,698,672 entitled “Coding System for Reducing Redundancy.” We believe this claim has no merit, and we intend to defend the action vigorously.
     On July 15, 2003, Elliott Davis (“Davis”) filed an action against SpeechWorks in the United States District Court for the Western District for New York (Buffalo) claiming patent infringement. Damages are sought in an unspecified amount. In addition, on November 26, 2003, Davis filed an action against Nuance in the United States District Court for the Western District for New York (Buffalo) also claiming patent infringement. Damages are sought in an unspecified amount. SpeechWorks filed an Answer and Counterclaim to Davis’s Complaint in its case on August 25, 2003 and Nuance filed an Answer and Counterclaim to Davis’s Complaint in its case on December 22, 2003. We believe these claims have no merit, and we intend to defend the actions vigorously.
     On November 27, 2002, AllVoice Computing plc filed an action against us in the United States District Court for the Southern District of Texas claiming patent infringement. In the lawsuit, AllVoice alleges that we are infringing United States Patent No. 5,799,273 entitled “Automated Proofreading Using Interface Linking Recognized Words to their Audio Data While Text is Being Changed” (the “273 Patent”). The 273 Patent generally discloses techniques for manipulating audio data associated with text generated by a speech recognition engine. Although we have several products in the speech recognition technology field, we believe that our products do not infringe the 273 Patent because, in addition to other defenses, they do not use the claimed techniques. Damages are sought in an unspecified amount. We filed an Answer on December 23, 2002. On January 4, 2005, the case was transferred to a new judge of the United States District Court for the Southern District of Texas for administrative reasons. The new judge placed the action on an accelerated track and set a trial date for later this year. We believe that we have meritorious defenses and intend to defend ourselves vigorously.
     We believe that the final outcome of the current litigation matters described above will not have a significant adverse effect on our financial position and results of operations. However, even if our defense is successful, the litigation could require significant management time and could be costly. Should we not prevail in these litigation matters, we may be unable to sell and/or license certain of our technologies we consider to be proprietary, and our operating results, financial position and cash flows could be adversely impacted.

Our software products may have bugs, which could result in delayed or lost revenue, expensive correction, liability to our clients and claims against us.
          Complex software products such as ours may contain errors, defects or bugs. Defects in the solutions or products that we develop and sell to our customers could require expensive corrections and result in delayed or lost revenue, adverse client reaction and negative publicity about us or our products and services. Customers who are not satisfied with any of our products may also bring claims against us for damages, which, even if unsuccessful, would likely be time-consuming to defend, and could result in costly litigation and payment of damages. Such claims could harm our reputation, financial results and competitive position.
Risks Related to Our Corporate Structure, Organization and Common Stock
The holdings of our two largest stockholders may enable them to influence matters requiring stockholder approval.
          On March 19, 2004, Warburg Pincus, a global private equity firm agreed to purchase all outstanding shares of our stock held by Xerox Corporation for approximately $80 million. Additionally, on May 9, 2005 and September 15, 2005 we sold shares of our common stock, and warrants to purchase common stock, to Warburg Pincus for aggregate gross proceeds of approximately $75.1 million. As of September 30, 2005, Warburg Pincus beneficially owned approximately 24.3% of our outstanding common stock, including warrants exercisable for up to 7,066,538 shares of our common stock and 3,562,238 shares of our outstanding Series B Preferred Stock, each of which is convertible into one share of our common stock. Wellington Management Co., LLP (“Wellington”) is our second largest stockholder, beneficially owning approximately 6.8% of our common stock as of September 30, 2005. Because of their large holdings of our capital stock relative to other stockholders, Warburg Pincus and Wellington, acting individually or together, have a strong influence over matters requiring approval by our stockholders.
The market price of our common stock has been and may continue to be subject to wide fluctuations.
          Our stock price historically has been and may continue to be volatile. Various factors contribute to the volatility of our stock price, including, for example, quarterly variations in our financial results, new product introductions by us or our competitors and general economic and market conditions. While we cannot predict the individual effect that these factors may have on the market price of our common stock, these factors, either individually or in the aggregate, could result in significant volatility in our stock price during any given period of time. Moreover, companies that have experienced volatility in the market price of their stock often are subject to securities class action litigation. If we were the subject of such litigation, it could result in substantial costs and divert management’s attention and resources.
Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

          Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission and Nasdaq National Market rules, are resulting in increased general and administrative expenses for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies, our business may be harmed.
We have implemented anti-takeover provisions, which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.
          Provisions of our certificate of incorporation, bylaws and Delaware law, as well as other organizational documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:
•	a preferred shares rights agreement;

•	authorized “blank check” preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the ability of stockholders to call special meetings of stockholders;

•	requiring all stockholder actions to be taken at meetings of our stockholders; and

•	establishing advance notice requirements for nominations of directors and for stockholder proposals.
NOTE REGARDING FORWARD LOOKING STATEMENTS
          This prospectus, including the sections entitled “Prospectus Summary” and “Risk Factors,” contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, and within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.”
          Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward looking statements. We are under no duty to update any of the forward looking statements after the date of this prospectus to conform our prior statements to actual results.
USE OF PROCEEDS
          We will not receive any proceeds from the sale of the common stock by the selling stockholders.
DIVIDEND POLICY
          We have never paid cash dividends on our capital stock and do not expect to pay any dividends in the foreseeable future. We intend to retain future earnings, if any, for use in our business.
          Our loan and security agreement with Silicon Valley Bank, as amended on March 31, 2004, March 31, 2005, and again on December 30, 2005 contains a restrictive covenant which prohibits us from paying on declaring any dividends on our capital stock during the term of the agreement (except for dividends payable solely in capital stock) without Silicon Valley Bank’s prior written consent. In addition, the zero coupon convertible subordinated debenture due in January 2006 that was issued to Koninklijke Royal Philips Electronics N.V. in connection with our acquisition of the Speech Processing Telephony and Voice Control business units of Philips contains a restrictive covenant which prohibits us from paying or declaring any dividend or distribution (other than distributions of our equity securities) on our capital stock while the debenture is outstanding. This restriction terminates if one half or more of the debenture is converted by Philips into our common stock.

SELLING STOCKHOLDERS
     Up to 1,544,124 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling stockholders. The shares being offered were issued to the selling stockholders pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated March 11, 2005, by and among Nuance, MedRemote and certain other parties in connection with our acquisition of MedRemote, an innovator in medical informatics and transcription workflow solutions. Pursuant to the terms of the Merger Agreement, we acquired the outstanding capital stock of MedRemote in exchange for an aggregate of approximately 1.54 million shares of our common stock and approximately $6.5 million in cash. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.
     The following table sets forth information for the selling stockholders as of September 15, 2005. Beneficial ownership is determined in accordance with the Securities and Exchange Commission rules and includes securities that the selling stockholders have the right to acquire within 60 days after September 15, 2005. Except as otherwise indicated, we believe that the selling stockholders have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.
     Unless otherwise provided, none of the selling stockholders has any position, office or other material relationship with Nuance within the past three years except as a result of the ownership of our shares of common stock.

	Shares Beneficially		Shares Beneficially
	Owned Prior to the	Shares Being	Owned After the
Name	Offering (1)	Offered	Offering (2)(3)
Kulmeet Singh	406,065	233,815	172,250
Harpal Singh	192,666	192,666	0
Harjinder Sandhu	325,416	153,166	172,250
Marvin J. Alef, Jr.	140,920	140,920	0
Company #588036 B.C. Ltd.(4)	46,135	46,135	0
Daljeet Singh	43,692	43,692	0
Daljeet Singh, M.D. SSB IRA Custodian(5)	41,521	41,521	0
Georgieanne G. Alef Revocable Trust Dated August 29, 1995(6)	34,601	34,601	0
Moran Investment Partnership(7)	29,565	29,565	0
Pathold No. 222 Pty. Ltd.(8)	24,885	24,885	0
Amarjit Sandhu	22,410	22,410	0
Haramandeep Singh Makkar	21,130	21,130	0
Hardarshan Kaur	18,454	18,454	0
Sand Hill Capital Partners IV, LLC(9)	18,454	18,454	0
Amrik Dhindsa	14,782	14,782	0
He Qi Qian & Kuo Hua He	13,189	13,189	0
81st & 5th Realty(10)	12,917	12,917	0
Jasvinder Singh & Manmohan Kaur	12,917	12,917	0
Arundeep Singh	29,313	11,494	17,819
Jolly A. Singh	13,213	10,837	2,376
Leo Soong	10,312	10,312	0
John Vasicek	37,785	9,275	28,510
Daryoush Mortazavi & Caroline Razavi	9,227	9,227	0
Harbrinder Singh Kang	9,227	9,227	0
Harmeet Kaur	9,227	9,227	0
Hossein Namdar & Avid Modjtabai	9,227	9,227	0
Leo & Shirley Soong Revocable Living Trust(11)	9,227	9,227	0
Linda E. Michael	9,227	9,227	0
Manjinder Bhambra, Mohinder Singh, Harbhajan S. Samra	9,227	9,227	0
Oneil S. Bains	9,227	9,227	0
Peter Jensen & Sandra Stark	9,227	9,227	0

	Shares Beneficially		Shares Beneficially
	Owned Prior to the	Shares Being	Owned After the
Name	Offering (1)	Offered	Offering (2)(3)
Polanen & Nicodimas Family Trust, Humphrey Polanen and Azieb Nicodimas as Trustees(12)	9,227	9,227	0
Rameet Singh	9,227	9,227	0
Rossman Revocable Trust—Kirk Rossman & Wendy Rossman Trustees(13)	9,227	9,227	0
SK Investment Club(14)	9,227	9,227	0
Soroush Kaboli & Niloofar Farhad	9,227	9,227	0
The Beals Family Trust dtd 7/28/97(15)	9,227	9,227	0
Thomas W. Armstrong & Denise E. Armstrong	9,227	9,227	0
William W. & Geraldine R. Brinton	9,227	9,227	0
Amardeep Singh & Khushjiwan Kaur as Joint Tenants	8,304	8,304	0
Sarup Singh & Gurvinder Singh	7,381	7,381	0
Joseph P. Gillach Trust, Joseph P. Gillach as Trustee(16)	6,458	6,458	0
Param Singh	20,303	6,048	14,255
Gary Meller	5,719	5,719	0
Jolly A. Singh & Raswant K. Jolly	5,536	5,536	0
Todd Hultmark & Lisa Hultmark	5,536	5,536	0
Wayne Hultmark & Karen Hultmark	5,536	5,536	0
Roy Hart	8,923	5,359	3,564
Urszula Chajewska	5,275	5,275	0
Issa Yamin	5,074	5,074	0
Daniel Johnson Jr.	4,613	4,613	0
Daniel S. Cliff & Martha A. Cliff, as Community Property	4,613	4,613	0
Hossein Ghiassi & Zarin Ghiassi	4,613	4,613	0
Leigh Robert Iverson & Donna Rae Iverson	4,613	4,613	0
Peter W. Cliff & Sheila J.H. Cliff (as Com Prop).	4,613	4,613	0
Ravi A.K. Saripalli	4,613	4,613	0
Roshan Saniipour	4,613	4,613	0
Ruedi Peter Kaesar & Katharina Kaesar	4,613	4,613	0
Sat Paul Dewan	4,613	4,613	0
The Nader Radjy & Mariam Nayiny Radjy Revocable Trust Dtd 2-13-97(17)	4,613	4,613	0
Thomas F. Brett II	4,613	4,613	0
Thomas F. Brett II SSB SEP IRA Custodian(18)	4,613	4,613	0
William Lough Armstrong & Catherine Jeanne Armstrong	4,613	4,613	0
Worldway Industrial Corp.(19)	4,613	4,613	0
John C. Alef Trust Dated July 22, 1996(20)	4,336	4,336	0
Matthew J. Alef Trust Dated July 22, 1996(21)	4,336	4,336	0
Michael J. Alef	4,336	4,336	0
Nicholas A. Alef Trust Dated July 22, 1996(22)	4,336	4,336	0
Robert A. Alef Trust Dated July 22, 1996(23)	4,336	4,336	0
Jacob M. Reider	4,192	4,192	0
Sandeep Singh Brar	4,189	4,189	0
Ravinder Singh	7,698	4,134	3,564
Michael G. Kahn	4,059	4,059	0
Faramarz Parhami, Mahmoud Parhami & Forough Azam Parhizkari	3,967	3,967	0

	Shares Beneficially		Shares Beneficially
	Owned Prior to the	Shares Being	Owned After the
Name	Offering (1)	Offered	Offering (2)(3)
Joga S. Dhesi	3,875	3,875	0
N. S. Kapany	3,695	3,695	0
Raul Flores	9,635	3,695	5,940
Jasjit B. Atwal & Satinder P. Brar	3,690	3,690	0
Tej Brar	3,690	3,690	0
Amit Kapur	3,414	3,414	0
Onkar Singh Gill	3,285	3,285	0
James Chard	3,248	3,248	0
Mark Nishimura	2,952	2,952	0
Gurcharan Singh & Arundeep Singh	2,768	2,768	0
Jagdip S. Grewal & Ramandeep K. Grewal	2,768	2,768	0
Manjit S. Toor	2,768	2,768	0
Navdeep Singh Bains	2,768	2,768	0
Yasmin Sanie-Hay	2,417	2,417	0
Asheesh Dewan	2,306	2,306	0
Karandeep Singh & Harpeet K. Monga	2,306	2,306	0
Puneet Dewan	2,306	2,306	0
Soha Yamin	2,306	2,306	0
Javinderbir Kaur Singh	2,185	2,185	0
Kalitdeep Singh Makker	2,152	2,152	0
Aurora Toyota Inc.	1,845	1,845	0
Barry E. Breaux MD SEP IRA(24)	1,845	1,845	0
Bernardita C. Ricasata	1,845	1,845	0
Chardi Kala Investments Ltd.(25)	1,845	1,845	0
Hardip S. Sidhu & Kamaljit K. Sidhu	1,845	1,845	0
Howard & Carol Bramson	1,845	1,845	0
Jaswinder K. Singh & Paramjit K. Singh	1,845	1,845	0
Pardeep Singh Nagra	1,845	1,845	0
Richard A. Bankowitz	1,845	1,845	0
Robert J. Mergens Living Trust(26)	1,845	1,845	0
Romano O. Acconci & Karen L. Acconci	1,845	1,845	0
Vickram Singh Sahota	1,439	1,439	0
Hiren Shah	12,117	1,426	10,691
Jagdeep Singh	7,137	1,197	5,940
Barry E. Breaux MD and Andrea S. Breaux	922	922	0
Kuljit K. Sajjan and Harjit S. Sajjan	922	922	0
Mahase Gocool & Anuree Gocool	922	922	0
Walter E. Blanco & Raul O. Flores	922	922	0
Carl Nishumura	844	844	0
Eugene Nishimura	844	844	0
Grace K. Nishimura	844	844	0
Helen Watling	844	844	0
Shirley Sue	844	844	0
Nicholas Michels	4,312	748	3,564
Zafar Ahmed	748	748	0
Keiko Nishimura	633	633	0
Rick Suga	628	628	0
Srinivas Vijayaraghavan	628	628	0
Carole J. Gilbert & Van Ray Gilbert	553	553	0
Amar Singh	400	400	0
Melanie Nishimura	399	399	0
Atul Agrawal	374	374	0

	Shares Beneficially		Shares Beneficially
	Owned Prior to the	Shares Being	Owned After the
Name	Offering (1)	Offered	Offering (2)(3)
Jasjit Singh Karla	265	265	0
Christopher Johnson	2,590	214	2,376
Jacqueline Favis	3,778	214	3,564
Nicholas A. Alef	133	133	0
Tom Peterson	104	104	0
Navpreet Kaur	96	96	0
John C. Alef	58	58	0
Ranbir Hira	36	36	0
Harpreet Singh	9	9	0

TOTALS:	1,990,787	1,544,124	446,663

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Includes 446,663 shares of Nuance common stock issued in connection with the acquisition of MedRemote, and in accordance with NASDAQ Marketplace Rule 4350, in the form of stand alone restricted stock grants, as an inducement material to 14 individuals entering into employment arrangements with Nuance.

(2)	Except as otherwise indicated, the table assumes that the selling stockholders sell all of their shares being offered pursuant to this prospectus. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.

(3)	In connection with the acquisition of MedRemote, and in accordance with NASDAQ Marketplace Rule 4350, Nuance issued 446,663 shares of its common stock, in the form of stand alone restricted stock grants, as an inducement material to 14 individuals entering into employment arrangements with Nuance. The shares of restricted stock were granted with the approval of the Compensation Committee of Nuance’s Board of Directors, and vest over a three year period, subject to acceleration upon the achievement of certain performance targets. These shares are in addition to the approximately 1.54 million shares issued in the MedRemote acquisition. All such shares are beneficially owned as a result of each stockholder’s power to vote, or to direct the voting of, such shares.

(4)	Harjinder Sandhu and Amarjit Sandhu have voting power over these securities.

(5)	Daljeet Singh has voting power over these securities.

(6)	Georgieanne G. Alef has voting power over these securities.

(7)	Michael J. Moran has voting power over these securities.

(8)	Michael Zichard Nugent has voting power over these securities.

(9)	William del Biaggio has voting power over these securities.

(10)	John Hay, Henry Hay and Anthony Hay have voting power over these securities.

(11)	Leo Soong and Shirley Soong have voting power over these securities.

(12)	Humphrey Polanen and Azieb Nicodimas have voting power over these securities.

(13)	Kirk Rossman has voting power over these securities.

(14)	Shumin Liang, Katherine Soong, Shirley-May Soong, Charles Soong and Abigail Soong have voting power over these securities.

(15)	Alyn Beals has voting power over these securities.

(16)	Joseph P. Gillach has voting power over these securities.

(17)	Nader Radjy and Mariam Nayiny Radjy have voting power over these securities.

(18)	Thomas F. Brett II has voting power over these securities.

(19)	Mohssen Ghiassi has voting power over these securities.

(20)	Marvin James Alef, Jr. has voting power over these securities.

(21)	Marvin James Alef, Jr. has voting power over these securities.

(22)	James W. Geyer has voting power over these securities.

(23)	James W. Geyer has voting power over these securities.

(24)	Barry E. Breaux has voting power over these securities.

(25)	G.P. Singh and Parvinder Kaur have voting power over these securities.

(26)	Robert J. Mergens has voting power over these securities. The selling stockholder is a financial consultant for Smith Barney, a registered broker-dealer. The shares offered under this prospectus by the selling stockholder were issued in connection with the MedRemote acquisition in exchange for shares of MedRemote common stock, and, at the time of purchase and at any time subsequent thereto, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

PLAN OF DISTRIBUTION
          The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of the shares of common stock beneficially owned by them and offered hereby directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the settlement of short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
          The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
          In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short positions. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

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          Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, or both (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be less than or in excess of those customary in the types of transactions involved).
          The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
          The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
          The selling stockholders have informed us that none of them has any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act of 1933, setting forth:
•	the name of each of the participating broker-dealers;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable;

•	a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	any other facts material to the transaction.
          There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

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          We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.
          None of the selling stockholders intends to use any means of distributing or delivering the prospectus other than by hand or the mails, and none of the selling stockholders intends to use any forms of prospectus other than printed prospectuses.
          Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.

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LEGAL MATTERS
          The validity of the issuance of common stock will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.
EXPERTS
          The consolidated financial statements of Nuance Communications, Inc., formerly known as ScanSoft, Inc., as of September 30, 2005 and 2004 and for the year ended September 30, 2005 and for the nine months ended September 30, 2004, incorporated into this prospectus by reference to Amendment No. 1 to the Annual Report on Form 10-K/A for the fiscal year ended September 30, 2005 have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The financial statements of Nuance Communications, Inc., formerly known as ScanSoft, Inc., as of December 31, 2003 and for the twelve month period ended December 31, 2003 incorporated into this prospectus by reference to Amendment No. 1 to the Annual Report on Form 10-K/A for the fiscal year ended September 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The audited historical financial statements of SpeechWorks International, Inc. filed on Form 8-K/A dated August 27, 2004, incorporated by reference into this prospectus, have been so incorporated in reliance on the report, which contains an explanatory paragraph relating to Nuance Communications’ Inc.’s (formerly ScanSoft, Inc.) restatement of SpeechWorks International, Inc.’s financial statements as described in Note 16 to the financial statements, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The combined balance sheets of Philips Speech Processing Telephony and Voice Control (a division of Royal Philips Electronics N.V.) as of December 31, 2001 and September 29, 2002 and the related combined statements of operations and comprehensive loss, changes in the net investment of the Philips Group and cash flows for the year ended December 31, 2001 and the nine-month period ended September 29, 2002 filed on Form 8-K/A dated March 24, 2003 have been incorporated into this prospectus in reliance on the report of KPMG Accountants N.V., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The audited historical financial statements of ART Advanced Recognition Technologies Inc. as of December 31, 2004 and 2003, and for each of the two years in the period ended December 31, 2004 filed on Form 8-K/A dated April 8, 2005 have been incorporated into this prospectus in reliance on the report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
          The audited historical financial statements of Phonetic Systems Ltd. and its subsidiaries as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 filed on Form 8-K/A dated April 18, 2005 have been incorporated into this prospectus in reliance on the report of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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          The consolidated financial statements and the related financial statement schedule of the former Nuance Communications, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 incorporated in this prospectus by reference from the Nuance Communications, Inc. (formerly ScanSoft, Inc.) current Report on Form 8-K dated September 15, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room in Washington, D.C., located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public over the internet from the SEC’s web site at www.sec.gov, or our web site at www.Nuance.com.
INFORMATION INCORPORATED BY REFERENCE
          The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this registration statement until the selling stockholders listed on pages 15-18 of this Form S-3 sell all of the shares of our common stock registered under this prospectus:

1.	Our registration statement on Form 8-A, as filed with the SEC on October 20, 1995;

2.	Our registration statement on Form 8-A/A, as filed with the SEC on May 17, 2005;

3.	Our annual report on Form 10-K for the fiscal year ended September 30, 2005, as filed with the SEC on December 14, 2005;

4.	Amendment No.1 to our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2005, as filed with the SEC on December 22, 2005;

5.	Our definitive proxy statement, as filed with the SEC on January 28, 2005;

6.	Our current report on Form 8-K/A, as filed with the SEC on March 24, 2003, reporting under Items 2 and 7;

7.	Our current report on Form 8-K/A, as filed with the SEC on August 27, 2004, reporting under Items 4.02 and 9.01;

23--

8.	Our current report on Form 8-K/ A, as filed with the SEC on April 8, 2005, reporting under Item 9.01;

9.	Our current report on Form 8-K/ A, as filed with the SEC on April 18, 2005, reporting under Item 9.01;

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10.	Our current report on Form 8-K, as filed with the SEC on September 16, 2005, reporting under Items 2.01, 2.05, 3.02, 5.02 and 9.01;

11.	Our current report on Form 8-K, as filed with the SEC on October 19, 2005, reporting under Items 5.03 and 9.01;

12.	Our current report on Form 8-K/A, as filed with the SEC on November 21, 2005, reporting under Items 2.05 and 2.06;

13.	Our current report on Form 8-K, as filed with the SEC on December 16, 2005, reporting under Item 1.01;

14.	Our current report on Form 8-K, as filed with the SEC on January 4, 2006, reporting under Item 1.01 and

15.	Our current report on Form 8-K, as filed with the SEC on January 4, 2006, reporting under Items 8.01 and 9.01.

          This prospectus is part of a registration statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about us and our common stock. You may request a copy of these filings at no cost. Please direct your requests to:
Nuance Communications, Inc.
1 Wayside Road
Burlington, Massachusetts 01803
Attn: Investor Relations
(781) 565-5000
          You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

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1,544,124 Shares
Common Stock

PROSPECTUS
January      , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
          The Registrant will pay all reasonable expenses incident to the registration of the shares other than any commissions and discounts of underwriters, dealers or agents. Such expenses are set forth in the following table. All of the amounts shown are estimates except the SEC registration fee.

Amount to
be paid
SEC registration fee	$898
Legal fees and expenses*	50,000
Accounting fees and expenses*	75,000
Printing expenses*	20,000
Miscellaneous expenses*	4,102
Total	$150,000

*	Estimate
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
          Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.
          Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, subject to certain additional limitations.
          Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.
          Article IX of the Restated Certificate of Incorporation, as amended, of the Registrant provides in effect that, subject to certain limited exceptions, the Registrant shall indemnify its directors and officers to the extent authorized or permitted by the Delaware Corporation Law. The directors and officers of the Registrant are insured under policies of insurance maintained by the Registrant, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, the Registrant has entered into contracts with certain of its directors providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.
ITEM 16. EXHIBITS.

Exhibit
Number	Description of Document
2.1(5)	Purchase Agreement, dated October 7, 2002, between Koninklijke Philips Electronics N.V. and the Registrant.

2.2(6)	Amendment No. 1 to Purchase Agreement, dated as of December 20, 2002, between Koninklijke Philips Electronics N.V. and the Registrant.

2.3(6)	Amendment No. 2 to Purchase Agreement, dated as of January 29, 2003, between Koninklijke Philips Electronics N.V. and the Registrant.

2.4(7)	Agreement and Plan of Reorganization, dated April 23, 2003, by and among the Registrant, Spiderman Acquisition Corporation and SpeechWorks International, Inc.

2.5(8)	Agreement and Plan of Merger, dated as of May 4, 2004, as amended on May 28, 2004, by and among the Registrant, Tennis Acquisition Corporation, Telelogue, Inc., Pequot Venture Partners II, L.P., PVP II Telelogue Prom Note 2 Grantor Trust, Palisade Private Partnership II, L.P., and NJTC Venture Fund SBIC LP, Martin Hale as stockholder representative and U.S. Bank National Association as escrow agent.

2.6(12)	Agreement and Plan of Merger, dated as of November 14, 2004, by and among Nuance, Write Acquisition Corporation, ART Advanced Recognition Technologies, Inc., and with respect Article I, Article VII and Article IX only, Bessemer Venture Partners VI, LP, as stockholder representative.

2.7(12)	Agreement and Plan of Merger, dated as of November 15, 2004, by and among Phonetic Systems, LTD., Phonetics Acquisition LTD., Nuance, and Magnum Communications Fund L.P., as stockholder representative.

2.8(13)	Amended and Restated Agreement and Plan of Merger, made and entered into as of February 1, 2005, and effective as of November 15, 2004, by and among Nuance, Phonetics Acquisition Ltd., Phonetic Systems Ltd. And Magnum Communications Fund L.P., as Shareholder Representative.

2.9(15)	Agreement and Plan of Merger by and among Nuance, Nova Acquisition Corporation, Nova Acquisition LLC, and Former Nuance Communications, Inc., dated May 9, 2005.

3.1(2)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2(11)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.

3.3(17)	Ceritficate of Ownership and Merger.

3.4(9)	Amended and Restated Bylaws of the Registrant.

4.1(3)	Specimen Common Stock Certificate.

4.2(4)	Amended and Restated Preferred Shares Rights Agreement, dated as of October 23, 1996, as amended and restated as of March 15, 2004, between the Registrant and U.S. Stock Transfer Corporation, including the Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock, the form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C, respectively.

4.3(14)	Amendment, dated May 5, 2005, to Amended and Restated Preferred Shares Rights Agreement between Nuance and U.S. Stock Transfer Corporation.

4.4(1)	Common Stock Purchase Warrant.

4.5(10)	Securities Purchase Agreement, dated March 19, 2004, by and among Xerox Imaging Systems, Inc., Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., Warburg Pincus Germany Private Equity VIII K.G., and the Registrant.

4.6(10)	Stockholders Agreement, dated March 19, 2004, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.

Exhibit
Number	Description of Document
4.7(10)	Common Stock Purchase Warrants, dated March 15, 2004, issued to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.

4.8(15)	Stock Purchase Agreement, dated as of May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., and Warburg Pincus Germany Private Equity VIII K.G.

4.9(15)	Amended and Restated Stockholders Agreement, dated May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., and Warburg Pincus Germany Private Equity VIII K.G. (attached as Annex G to the joint proxy statement/ prospectus that is part of this registration statement).

4.10(15)	Common Stock Purchase Warrants, dated May 9, 2005, issued to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., and Warburg Pincus Germany Private Equity VIII K.G.

4.11(16)	Securities Purchase Agreement, dated as of May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V. I. and Warburg Pincus Germany Private Equity VIII K.G.

5.1*	Form of legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2	Consent of BDO Seidman, LLP

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of PricewaterhouseCoopers LLP

23.5	Consent of KPMG Accountants N.V.

23.6	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

23.7	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

23.8	Consent of Deloitte & Touche LLP

24.1*	Power of Attorney (see Signature Page)

*	Previously filed.
(1)	Incorporated by reference from the Registrant’s Registration Statement on Form S-4 (No. 333-70603) filed with the Commission on January 14, 1999.
(2)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Commission on May 11, 2001.
(3)	Incorporated by reference from the Registrant’s Amendment No. 1 to Registration Statement of Form 8-A (No. 0-27038) filed with the Commission on December 6, 1995.
(4)	Incorporated by reference from the Registrant’s Amendment to Registration Statement of Form 8-A/ A (No. 000-27038) filed with the Commission on March 19, 2004.
(5)	Incorporated by reference from the Registrant’s Amendment No. 1 to Registration Statement of Form S-1 (No. 333-100647) filed with the Commission on December 6, 2002.
(6)	Incorporated by reference from the Registrant’s Amendment No. 4 to Registration Statement of Form S-1 (No. 333-100647) filed with the Commission on February 7, 2003.
(7)	Incorporated by reference from the Registrant’s Registration Statement of Form S-4 (No. 333-106184) filed with the Commission on June 17, 2003.
(8)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on June 30, 2004.
(9)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 15, 2004.
(10)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed with the Commission on May 10, 2004.

(11)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed with the Commission on August 9, 2004.
(12)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on November 18, 2004.
(13)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on February 7, 2005.
(14)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on May 10, 2005.
(15)	Incorporated by reference from the Registrant’s Registration Statement of Form S-4 (No. 333-125496) filed with the Commission on June 3, 2005.
(16)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, filed with the Commission on August 9, 2005.

(17)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on October 19, 2005.

ITEM 17. UNDERTAKINGS.
     Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (l)(i) and (l)(ii) above shall not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Burlington state of Massachusetts, on January 4, 2006.

Nuance Communications, Inc.
By:	/s/ Paul A. Ricci
Paul A. Ricci
Chair of the Board and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul A. Ricci	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 4, 2006
Paul A. Ricci

/s/ James R. Arnold, Jr.	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 4, 2006

James R. Arnold, Jr.

/s/ *	Director	January 4, 2006

Charles Berger

	Director	January 4, 2006

Robert Finch

/s/ *	Director	January 4, 2006

Robert J. Frankenberg

/s/ *	Director	January 4, 2006

John C. Freker, Jr.

/s/ *	Director	January 4, 2006

Jeffrey Harris

/s/ *	Director	January 4, 2006

William H. Janeway

Signature	Title	Date

/s/*	Director	January 4, 2006

Katharine A. Martin

/s/ *	Director	January 4, 2006

Mark B. Myers

/s/ *	Director	January 4, 2006

Philip Quigley

/s/ *	Director	January 4, 2006

Robert G. Teresi

*	Executed by Paul A. Ricci, as Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description of Document
2.1(5)	Purchase Agreement, dated October 7, 2002, between Koninklijke Philips Electronics N.V. and the Registrant.

2.2(6)	Amendment No. 1 to Purchase Agreement, dated as of December 20, 2002, between Koninklijke Philips Electronics N.V. and the Registrant.

2.3(6)	Amendment No. 2 to Purchase Agreement, dated as of January 29, 2003, between Koninklijke Philips Electronics N.V. and the Registrant.

2.4(7)	Agreement and Plan of Reorganization, dated April 23, 2003, by and among the Registrant, Spiderman Acquisition Corporation and SpeechWorks International, Inc.

2.5(8)	Agreement and Plan of Merger, dated as of May 4, 2004, as amended on May 28, 2004, by and among the Registrant, Tennis Acquisition Corporation, Telelogue, Inc., Pequot Venture Partners II, L.P., PVP II Telelogue Prom Note 2 Grantor Trust, Palisade Private Partnership II, L.P., and NJTC Venture Fund SBIC LP, Martin Hale as stockholder representative and U.S. Bank National Association as escrow agent.

2.6(12)	Agreement and Plan of Merger, dated as of November 14, 2004, by and among Nuance Write Acquisition Corporation, ART Advanced Recognition Technologies, Inc., and with respect Article I, Article VII and Article IX only, Bessemer Venture Partners VI, LP, as stockholder representative.

2.7(12)	Agreement and Plan of Merger, dated as of November 15, 2004, by and among Phonetic Systems, LTD., Phonetics Acquisition LTD., Nuance and Magnum Communications Fund L.P., as stockholder representative.

2.8(13)	Amended and Restated Agreement and Plan of Merger, made and entered into as of February 1, 2005, and effective as of November 15, 2004, by and among Nuance Phonetics Acquisition Ltd., Phonetic Systems Ltd. And Magnum Communications Fund L.P., as Shareholder Representative.

2.9(15)	Agreement and Plan of Merger by and among Nuance Nova Acquisition Corporation, Nova Acquisition LLC, and former Nuance Communications, Inc., dated May 9, 2005.

3.1(2)	Amended and Restated Certificate of Incorporation of the Registrant.

3.2(11)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant.

3.3(17)	Certificate of Ownership and Merger.

3.4(9)	Amended and Restated Bylaws of the Registrant.

4.1(3)	Specimen Common Stock Certificate.

4.2(4)	Amended and Restated Preferred Shares Rights Agreement, dated as of October 23, 1996, as amended and restated as of March 15, 2004, between the Registrant and U.S. Stock Transfer Corporation, including the Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock, the Form of Rights Certificate and Summary of Rights attached thereto as Exhibits A, B and C, respectively.

4.3(14)	Amendment, dated May 5, 2005, to Amended and Restated Preferred Shares Rights Agreement between Nuance and U.S. Stock Transfer Corporation.

4.4(1)	Common Stock Purchase Warrant.

4.5(10)	Securities Purchase Agreement, dated March 19, 2004, by and among Xerox Imaging Systems, Inc., Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., Warburg Pincus Germany Private Equity VIII K.G., and the Registrant.

4.6(10)	Stockholders Agreement, dated March 19, 2004, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.

4.7(10)	Common Stock Purchase Warrants, dated March 15, 2004, issued to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., Warburg Pincus Netherlands Private Equity VIII II C.V., and Warburg Pincus Germany Private Equity VIII K.G.

4.8(15)	Stock Purchase Agreement, dated as of May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., and Warburg Pincus Germany Private Equity VIII K.G.

Exhibit
Number	Description of Document
4.9(15)	Amended and Restated Stockholders Agreement, dated May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., and Warburg Pincus Germany Private Equity VIII K.G. (attached as Annex G to the joint proxy statement/ prospectus that is part of this registration statement).

4.10(15)	Common Stock Purchase Warrants, dated May 9, 2005, issued to Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII I C.V., and Warburg Pincus Germany Private Equity VIII K.G.

4.11(16)	Securities Purchase Agreement, dated as of May 5, 2005, by and between the Registrant and Warburg Pincus Private Equity VIII, L.P., Warburg Pincus Netherlands Private Equity VIII C.V. I. and Warburg Pincus Germany Private Equity VIII K.G.

5.1	Form of legal opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation. (Previously filed.)

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1). (Previously filed.)

23.2*	Consent of BDO Seidman, LLP

23.3*	Consent of PricewaterhouseCoopers LLP

23.4*	Consent of PricewaterhouseCoopers LLP

23.5*	Consent of KPMG Accountants N.V.

23.6*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

23.7*	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

23.8*	Consent of Deloitte & Touche LLP

24.1	Power of Attorney (Previously filed.)

*	Filed herewith.
(1)	Incorporated by reference from the Registrant’s Registration Statement on Form S-4 (No. 333-70603) filed with the Commission on January 14, 1999.
(2)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001, filed with the Commission on May 11, 2001.
(3)	Incorporated by reference from the Registrant’s Amendment No. 1 to Registration Statement of Form 8-A (No. 0-27038) filed with the Commission on December 6, 1995.
(4)	Incorporated by reference from the Registrant’s Amendment to Registration Statement of Form 8-A/ A (No. 000-27038) filed with the Commission on March 19, 2004.
(5)	Incorporated by reference from the Registrant’s Amendment No. 1 to Registration Statement of Form S-1 (No. 333-100647) filed with the Commission on December 6, 2002.
(6)	Incorporated by reference from the Registrant’s Amendment No. 4 to Registration Statement of Form S-1 (No. 333-100647) filed with the Commission on February 7, 2003.
(7)	Incorporated by reference from the Registrant’s Registration Statement of Form S-4 (No. 333-106184) filed with the Commission on June 17, 2003.
(8)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on June 30, 2004.
(9)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 15, 2004.
(10)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed with the Commission on May 10, 2004.
(11)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed with the Commission on August 9, 2004.
(12)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on November 18, 2004.
(13)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on February 7, 2005.
(14)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on May 10, 2005.

(15)	Incorporated by reference from the Registrant’s Registration Statement of Form S-4 (No. 333-125496) filed with the Commission on June 3, 2005.
(16)	Incorporated by reference from the Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005, filed with the Commission on August 9, 2005.

(17)	Incorporated by reference from the Registrant’s Current Report on Form 8-K filed with the Commission on October 19, 2005.